UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                GLOBALSTAR, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    378973408
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                                 (CUSIP Number)

                                February 21, 2007
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 378973408

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Merrion Investment Management Company, L.L.C.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
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               5    SOLE VOTING POWER

                    721,225*
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  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,952,610*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           721,225*
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,952,610*
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,673,835*
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|*

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.1%*
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA
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* As of February 21, 2007, (i) certain affiliates (the "Affiliated Entities") of
Merrion Investment Management Company, L.L.C. ("MIM"), held 600,000 shares of the common stock, par value $0.0001 per share (the "Shares"), of GLOBALSTAR, INC., a Delaware corporation (the "Company"), (ii) William B. Wigton, chairman of MIM, held 1,950,000 Shares, (iii) certain immediate family members of Mr. Wigton held 582,000 Shares, (iv) certain managed accounts of MIM (the "Managed Accounts") held 121,225 Shares, (v) certain discretionary brokerage accounts held at an affiliate of MIM (the "Brokerage Accounts") held an aggregate of 420,610 Shares and (vi) certain nondiscretionary accounts held at an affiliate of MIM (the "Nondiscretionary Accounts") held an aggregate of 221,471 Shares. MIM, a New Jersey limited liability company and an investment adviser registered with the Securities and Exchange Commission, serves as the investment manager of the Affiliated Entities and the Managed Accounts and possesses sole power to vote and direct the disposition of all Shares held by the Affiliated Entities and the Managed Accounts. MIM may also be deemed to share the power to vote and direct the disposition of Shares held by or for the benefit of Mr. Wigton and his immediate family. Mr. Wigton serves as the investment representative with respect to the Brokerage Accounts and may be deemed to share the power to vote and direct the disposition of Shares held in the Brokerage Accounts. Neither of MIM nor Mr. Wigton possess the power to vote or to direct the disposition of Shares held by the Nondiscretionary Accounts. Thus, as of February 21, 2007, for the purposes of Reg. Section 240.13d-3, MIM may be deemed to beneficially own 3,673,835 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date. MIM expressly disclaims beneficial ownership of the Shares beneficially owned and held by, or for the benefit of, Mr. Wigton, his immediate family, the Brokerage Accounts and the Nondiscretionary Accounts.


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

Item 1(a). Name of Issuer. GLOBALSTAR, INC.

Item 1(b). Address of Issuer's Principal Executive Offices.

      461 South Milpitas Blvd., Milpitas, California 95035

Item 2(a). Name of Person Filing.

      Merrion Investment Management Company, L.L.C.

Item 2(b). Address of Principal Business Office or, if None, Residence.

      210 Elmer Street, Westfield, NJ 07090-2128

Item 2(c). Citizenship.

      Merrion Investment Management Company, L.L.C. is a New Jersey limited liability company.

Item 2(d). Title of Class of Securities.

      Common Stock, par value $0.0001 per share

Item 2(e). CUSIP No. 378973408

Item 3. If This Statement Is Filed Pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

      Not applicable.

Item 4. Ownership.

      (a)   Amount Beneficially Owned (as of February 21, 2007)       3,673,835*

      (b)   Percent of Class (as of February 21, 2007)                     5.1%*

      (c)   Number of Shares as to which such person has:

            (i)   sole power to vote or to direct the vote              721,225*

            (ii)  shared power to vote or to direct the vote          2,952,610*

            (iii) sole power to dispose or to direct the disposition
                  of                                                    721,225*

            (iv)  shared power to dispose or to direct the disposition
                  of                                                  2,952,610*

* As of February 21, 2007, (i) certain affiliates (the "Affiliated Entities") of Merrion Investment Management Company, L.L.C. ("MIM"), held 600,000 shares of the common stock, par value $0.0001 per share (the "Shares"), of GLOBALSTAR, INC., a Delaware corporation (the "Company"), (ii) William B. Wigton, chairman of MIM, held 1,950,000 Shares, (iii) certain immediate family members of Mr. Wigton held 582,000 Shares, (iv) certain managed accounts of MIM (the "Managed Accounts") held 121,225 Shares, (v) certain discretionary brokerage accounts held at an affiliate of MIM (the "Brokerage Accounts") held an aggregate of 420,610 Shares and (vi) certain nondiscretionary accounts held at an affiliate of MIM (the "Nondiscretionary Accounts") held an aggregate of 221,471 Shares. MIM, a New Jersey limited liability company and an investment adviser registered with the Securities and Exchange Commission, serves as the investment manager of the Affiliated Entities and the Managed Accounts and possesses sole power to vote and direct the disposition of all Shares held by the Affiliated Entities and the Managed Accounts. MIM may also be deemed to share the power to vote and direct the disposition of Shares held by or for the benefit of Mr. Wigton and his immediate family. Mr. Wigton serves as the investment representative with respect to the Brokerage Accounts and may be deemed to share the power to vote and direct the disposition of Shares held in the Brokerage Accounts. Neither of MIM nor Mr. Wigton possess the power to vote or to direct the disposition of Shares held by the Nondiscretionary Accounts. Thus, as of February 21, 2007, for the purposes of Reg. Section 240.13d-3, MIM may be deemed to beneficially own 3,673,835 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date. MIM expressly disclaims beneficial ownership of the Shares beneficially owned and held by, or for the benefit of, Mr. Wigton, his immediate family, the Brokerage Accounts and the Nondiscretionary Accounts.

Item 5. Ownership of Five Percent or Less of a Class.

      Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

      William B. Wigton, his immediate family members, the Managed Accounts, the Brokerage Accounts and the Nondiscretionary Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by or for the benefit of each of them, respectively.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 27, 2007

                                        MERRION INVESTMENT MANAGEMENT
                                        COMPANY, LLC

                                        By: /s/ Randolph Rogers
                                            -----------------------
                                            Name:  Randolph Rogers
                                            Title: Chief Financial Officer

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)


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